Darren C. Skinner Darren.Skinner@aporter.com +1 202.942.5636 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

March 14, 2013

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

James E. O’Connor, Esq. Attorney/Advisor Division of Investment Management 100 F Street, N.E. United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Corporate Capital Trust, Inc.
Preliminary Proxy Statement on
Schedule 14A (File No. 814-00827)

Dear Mr. O’Connor:

On behalf of our client, Corporate Capital Trust, Inc. (the “Company”), we are responding to the comments the Company has received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s preliminary proxy statement on Schedule 14A, filed with the Commission on March 4, 2013 (the “Proxy Statement”).  In response to the Staff’s comments, the Company will make the revisions described below in its definitive proxy statement to be filed pursuant to Rule 14a-6 adopted under the Section 14(a) of the Securities Exchange Act of 1934.

To facilitate the Staff’s review, each of the Staff’s comments is set forth in bold, followed by the Company’s response.  Terms used herein and otherwise not defined in this response have the meanings set forth in the Proxy Statement.

Proposal 3

1.	Please expand the summary description of the Suitability Standards Proposed Charter Amendments set forth under the caption “Description of the Suitability Standards Proposed Charter Amendments.”

Response to Comment 1:

James E. O’Connor, Esq.
March 14, 2013

In response to the Staff’s comment, the Company will expand the description of the Suitability Standards Proposed Charter Amendments set forth under the caption “Description of the Suitability Standards Proposed Charter Amendments” as follows (in clean and marked form):

Clean

The Suitability Standards Proposed Charter Amendments would include, among other things, the addition of certain language to Section 11.5(a) of the Charter, requiring the Company and each person offering and selling Shares on the Company’s behalf to take certain steps to require purchaser suitability in connection with such offers and sales.  The preexisting text of Section 11.5(a) of the Charter states, in relevant part, that the Company’s shares may be “offered and sold only to prospective investors who, in each case, meet the income and Net Worth ‘Suitability Standards’ as specified in the registration statement . . . as declared effective by the SEC.”  Principally, the Suitability Standards Proposed Charter Amendment would amend Section 11.5(a) to require that such Suitability Standards must include specific criteria, namely, the “standards that are required by guidelines published by the North American Securities Administrators Association that are applicable to the Company, as amended from time to time (which, standards [currently] require that prospective investors have (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000).”

This summary description of Suitability Standards Proposed Charter Amendments is qualified in its entirety by Appendix A to this proxy statement.

Marked

~~This summary description of Suitability Standards Proposed Charter Amendments is qualified in its entirety by Appendix A to this proxy statement.~~ The Suitability Standards Proposed Charter Amendments would include, among other things, the addition of certain language to Section 11.5(a) of the Charter, requiring the Company and each person offering and selling Shares on the Company’s behalf to take certain steps to require purchaser suitability in connection with such offers and sales.  The preexisting text of Section 11.5(a) of the Charter states, in relevant part, that the Company’s shares may be “offered and sold only to prospective investors who, in each case, meet the income and Net Worth ‘Suitability Standards’ as specified in the registration statement . . . as declared effective by the SEC.”  Principally, the Suitability Standards Proposed Charter Amendment would amend Section 11.5(a) to require that such Suitability Standards must include specific criteria, namely, the “standards that are required by guidelines published by the North American Securities Administrators Association that are applicable to the Company, as amended from time to time (which, standards [currently] require that prospective investors have (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000).”

James E. O’Connor, Esq.
March 14, 2013

This summary description of Suitability Standards Proposed Charter Amendments is qualified in its entirety by Appendix A to this proxy statement.

Proposal 4

2.	Please expand the summary description of the Approval Process Proposed Charter Amendments set forth under the caption “Description of the Approval Process Proposed Charter Amendments.”

Response to Comment 2:

In response to the Staff’s comment, the Company will expand the description of the Approval Process Proposed Charter Amendments set forth under the caption “Description of the Approval Process Proposed Charter Amendments” as follows (in clean and marked form):

Clean

The Approval Process Proposed Charter Amendments would add certain language to Section 6.1 of the Charter, clarifying (as is already specified in other sections of the Charter) that approval from the Board of Directors and/or Shareholders is required to make certain amendments to the Charter.  More specifically, Section 6.1 currently states, in relevant part, that the Company “reserves the right from time to time to make any amendment to these Articles of Incorporation, now or hereafter authorized by law . . . .”  The Approval Process Proposed Charter Amendments would modify this so that it would instead state that the Company “reserves the right from time to time, and upon such approval of the Board of Directors and/or Shareholders as may be required by these Articles of Incorporation, to make any amendment to these Articles of Incorporation, now or hereafter authorized by law . . . .”  This reiterates the requirement, as already set forth in other sections of the Charter, that approval of the Board of Directors and/or Shareholders must be obtained before certain amendments to the Charter may take effect.

James E. O’Connor, Esq.
March 14, 2013

This summary description of Approval Process Proposed Charter Amendments is qualified in its entirety by Appendix B to this proxy statement.

Marked

~~This summary description of Approval Process Proposed Charter Amendments is qualified in its entirety by Appendix B to this proxy statement.~~ The Approval Process Proposed Charter Amendments would add certain language to Section 6.1 of the Charter, clarifying (as is already specified in other sections of the Charter) that approval from the Board of Directors and/or Shareholders is required to make certain amendments to the Charter. More specifically, Section 6.1 currently states, in relevant part, that the Company “reserves the right from time to time to make any amendment to these Articles of Incorporation, now or hereafter authorized by law . . . .”  The Approval Process Proposed Charter Amendments would modify this so that it would instead state that the Company “reserves the right from time to time, and upon such approval of the Board of Directors and/or Shareholders as may be required by these Articles of Incorporation, to make any amendment to these Articles of Incorporation, now or hereafter authorized by law . . . .”  This reiterates the requirement, as already set forth in other sections of the Charter, that approval of the Board of Directors and/or Shareholders must be obtained before certain amendments to the Charter may take effect.

This summary description of Approval Process Proposed Charter Amendments is qualified in its entirety by Appendix B to this proxy statement.

Proposals 3 and 4

3.	Delete the word “generally” from the disclosure set forth under the caption “Board Consideration” in each proposal.

James E. O’Connor, Esq.
March 14, 2013

Response to Comment 3:

In response to the Staff’s comment, the Company will delete the word “generally” from the disclosure set forth under the caption “Board Consideration” in each proposal.

*  *  *  *
The Company hereby acknowledges that:

•	the Company is fully responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact the undersigned at (202) 942-5636, or, in my absence, Richard E. Baltz at (202) 942-5124, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Darren C. Skinner